U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE

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           Transaction Valuation*                    Amount of Filing Fee
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                 $3,975,000                                  $795
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*Fee paid previously and was calculated assuming the purchase of 750,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $795
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Filing Party:
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Form or Registration No.:
                         -------------------------------------------------------
Date Filed:
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to Rule 14d-1.

   [X] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE                               CONTACT: ISAAC STARKMAN, CEO
                                                           (818) 766-8311

                            JERRY'S FAMOUS DELI, INC.
               ANNOUNCES INCREASE IN THE SIZE OF OFFER TO PURCHASE
                   SHARES OF COMMON STOCK FOR $5.30 PER SHARE

STUDIO CITY, CA - August 27, 2001 -- Jerry's Famous Deli, Inc. (NASDAQ:DELI), announced today that it increased the size of the current Offer to Purchase Shares of its Common Stock at $5.30 per share from 600,000 shares to 750,000 shares. The Company increased the size of the Offering in an attempt to avoid the need to pro rate the shares tendered amongst the shareholders of the Company who tender Shares in the Offering if the amount tendered exceeds 600,000 shares. The Offer is still scheduled to expire at 5:00 p.m., California time, on Friday, August 31, 2001. The Company has sent to Shareholders a Supplement to the Offer to Purchase confirming the increase in the size of the Offering. Any questions regarding the Offer to Purchase may be directed to the Company's Information Agent, D.F. King & Co., Inc. at (800) 848-3094.